NO ACT

DC
PE
1-22-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08042830

Received SEC

MAR 2 1 2008

Washington, DC 20549

March 21, 2008

Christopher A. Butner
Assistant Secretary and Counsel
Corporate Governance
Legal
Chevron Corporation
6001 Bollinger Canyon Road
T-3180
San Ramon, CA 94583

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/21/2008

Re: Chevron Corporation
Incoming letter dated January 22, 2008

Dear Mr. Butner:

This is in response to your letter dated January 22, 2008 concerning the shareholder proposal submitted to Chevron by the AFSCME Employees Pension Plan. We also have received a letter from the proponent dated February 11, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Charles Jurgonis
Plan Secretary
AFSCME Employees Pension Plan
1625 L Street, N.W.
Washington, DC 20036-5687

PROCESSED
MAR 2 8 2008
THOMSON
FINANCIAL

Chevron

Christopher A. Butner
Asst. Secretary,
Corporate Governance
Legal

Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Road
T-3180
San Ramon, CA 94583
Tel: 925-842-2796
Fax: 925-842-2846
Email: cbutner@chevron.com

RECEIVED
2008 JAN 23 AM 11:45
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 22, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Excluding a Stockholder Proposal Concerning Policy to Prohibit Senior Executives from Selling Company Stock During Company Stock Repurchase Programs from Chevron Corporation's 2008 Proxy Materials

Dear Sir or Madam:

We are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, and requesting that the Staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action if Chevron Corporation excludes a stockholder proposal (the "2008 Proposal") submitted to it by the American Federation of State, County and Municipal Employees Pension Plan (the "Proponent") from Chevron's definitive proxy materials. Chevron expects to file its definitive proxy materials on or about April 11, 2008. We are enclosing seven copies of this letter and its attachments and concurrently sending a complete copy to Charles Jurgonis, the Proponent's representative.

Summary

We respectfully submit that Chevron may exclude the 2008 Proposal from its definitive proxy materials under Rule 14a-8(i)(7) (management functions) because the resolution and supporting statement focus on (i) regulating and governing alleged conflicts of interest and employee conduct, generally, and (ii) matters subject to Chevron's legal compliance programs. We respectfully request that the Staff confirm that it will not recommend any enforcement action if Chevron excludes the 2008 Proposal from its definitive proxy materials.

The 2008 Proposal

The 2008 Proposal requests that

> [T]he compensation committee of the board of directors adopt a policy (the 'Policy") that senior executives be prohibited from selling shares of Company common stock during periods in which the Company has announced that it may or will be repurchasing shares of the Company's common stock (a "Buyback"). The Policy should provide that senior executives may exercise stock options during a Buyback period, provided they continue to hold the shares acquired thereby (net of any shares sold to pay the exercise price) until the Buyback period has expired.

A copy of the 2008 Proposal, its supporting statement and the Proponent's related correspondence is attached to this letter as **Exhibit A.**

Basis for Excluding the 2008 Proposal—Rule 14a-8(i)(7) (Management Functions)

The 2008 Proposal may be excluded from Chevron's definitive proxy materials under Rule 14a-8(i)(7) (management functions) because the resolution and supporting statement focus on (i) regulating and governing alleged conflicts of interest and employee conduct, generally, and (ii) matters subject to Chevron's legal compliance programs.

A company may exclude a proposal under Rule 14a-8(i)(7) if the proposal deals with matters relating to a company's "ordinary business operations." The underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). The Securities and Exchange Commission (the "Commission") has also stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. *See* Exchange Act Release No. 20091 (August 16, 1983).

In the 1998 Release, the Commission also identified two central considerations that underlie Rule 14a-8(i)(7): first, that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they are not proper subjects for shareholder proposals and, second, "the degree to which the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

We recognize that the Commission has previously concluded that certain proposals focusing on sufficiently significant social policy issues, such as senior executive compensation, may not be excluded under Rule 14a-8(i)(7) in certain circumstances. See Exchange Act Release No. 40018 (May 21, 1998); Staff Legal Bulletin No. 14A (July 12, 2002). However, the 2008 Proposal is not about senior executive compensation, nor does it raise a significant social policy issue. As discussed below, the principal purpose of the proposed Policy is to regulate or govern the conflicts of interest that Proponent alleges occur if Chevron's senior executives sell or buy Chevron securities while Chevron is conducting a stock repurchase program. The 2008 Proposal does not seek to change, limit or otherwise affect the manner in which Chevron compensates its senior executive or the design and administration of Chevron's senior executive equity compensation programs. The 2008 Proposal affects compensation already received by the senior executives. In fact, the 2008 Proposal affects all Chevron securities owned by the executive officer, whether received as compensation or previously purchased by the senior executive. Moreover, we are not aware of any instance where the Staff has suggested that proscriptions on senior executive securities transactions during a company's stock repurchase programs rises to the level of a social policy issue sufficient to preclude exclusion under Rule 14a-8(i)(7).

A. Chevron can exclude the 2008 proposal under Rule 14a-8(i)(7) because the resolution and supporting statement focus on regulating and governing alleged conflicts of interest and employee conduct, generally.

Among the types of ordinary business operations proposals that can be excluded under Rule 14a-8(i)(7) are proposals relating to:

- **the adoption or modification of standards or processes intended to regulate or govern alleged conflicts of interest** (see, for example, *Genetronics Biomedical Corp.* (available Apr. 4, 2003) (proposal requesting that Genetronics require directors and officers to "avoid all financial conflicts of interest excludable because related to ordinary business operations "(i.e. matters relating to non-extraordinary transactions)"); *Sizeler Property Investors* (available Feb. 7, 1997) (proposal requesting board "initiate and organize a self-administered management structure in order to reduce costs and eliminate possible conflicts of interest" excludable because related to ordinary business operations "(i.e., procedures and policies for awarding contracts and management of costs)"); *Lockheed Martin Corp.* (available Jan. 29, 1997) (proposal requesting that board "evaluate whether the company has a legal compliance program that adequately reviews conflicts of interest" excludable because related to ordinary business operations "(i.e., employment related matters)"); *Niagara Mohawk Power Corp.* (available Feb. 12, 1996) (proposal requesting that Niagara "immediately set into policy an action for the removal of all conflicts of interest, actual or in appearance" excludable because related to ordinary business operations "(i.e., policies with respect to employees' ability to serve on boards of outside organizations or hold outside employment)"); *Wachovia Corp.* (available Dec. 28, 1995) (permitting exclusion of proposal requesting that board "initiate a review of all the outside boards on which [the] company's top officers sit to insure, among other things, that no conflicts of interest exist" excludable because related to ordinary business operations "(i.e., policies with respect to employees' ability to serve on boards of outside organizations)"); *Bell South Corp.* (available Dec. 28, 1995) (same); *Citicorp* (available Dec. 8, 1995) (same)); but see *Equity Office Properties Trust* (available Mar. 28, 2003) (proposal requesting board to "implement a comprehensive policy governing related-party transactions"); *Marriott International, Inc.* (available Mar. 5, 1998) (proposal requesting that board amend articles of incorporation to address related-party transactions); or

- **the adoption or modification of standards or processes intended to regulate or govern director, officer or employee conduct, generally** (see, for example, *Costco Wholesale Corp.* (available Dec. 11, 2003) (proposal requesting a "thorough code of ethics that would also address issues of bribery and corruption" excludable because related to ordinary business operations "(i.e. terms of its code of ethics)"); *Amoco Corp.* (available Feb. 10, 1998) (proposal requesting revisions to code of ethics excludable because related to ordinary business operations "(i.e., the terms of a corporate code of ethics)"); *USX Corp.* (available Dec. 28, 1995) (proposal requesting that board adopt and maintain a code of ethics excludable because related to ordinary business operations "(i.e., the terms of a corporate code of ethics)"); *McDonald's Corporation* (available Mar. 19, 1990) (proposal requesting appointment of a committee to adopt and implement a "code of business conduct" to establish policies and "ethical" guidelines to address the conduct of the company's

> management excludable because related to ordinary business matters "(i.e. conduct of the company's management and the company's employee/employer relations)").

The 2008 Proposal requests that Chevron's Board of Directors "adopt a policy (the "Policy") that senior executives be prohibited from selling shares of Company common stock during periods in which the Company has announced that it may or will be repurchasing shares of the Company's common stock (a "Buyback")." When the resolution and supporting statement of the 2008 Proposal are read together (as is the appropriate procedure for evaluating possible exclusion under Rule 14a-8(i)(7); see, for example, Staff Legal Bulleting No. 14C at D.2 (available June. 28, 2005)), it is evident that the principle purpose of the proposed Policy is to regulate or govern alleged conflicts of interest on the part of Chevron's senior executives, specifically, and to regulate and govern senior executive conduct, generally. Indeed, the principal purpose of the proposed Policy is to regulate or govern the conflicts of interest that Proponent alleges occur if Chevron's senior executives sell Chevron securities while Chevron is conducting a stock repurchase program. To illustrate, the supporting statement contains the following statements:

- "We believe that prohibiting executive stock sales during buybacks would reduce the conflicts of interest that may lead managers to prefer buybacks to other means of returning cash to shareholders." (supporting statement at para. 4)

- "'Buying stock with one hand while selling it with the other presents a clear conflict of interest.'" (supporting statement at para. 4)

- "[A] November 2006 article in CFO Magazine noted that senior executives holding options may have an incentive to favor a share repurchase over a dividend because option holders do not receive dividends and because dividends dilute the value of options." (supporting statement at para. 4)

- "[A]llowing senior executives to sell stock during a buyback sends the wrong message to the financial markets." (supporting statement at para. 3)

- "[P]rohibiting senior executives from selling stock during share buybacks will enhance the credibility of the signal sent by the buyback." (supporting statement at para. 3)

As with the proposals at issue in the above referenced no-action letters, the purpose of the 2008 Proposal and proposed Policy is to regulate or govern alleged conflicts of interest, specifically, and senior executive conduct, generally. The Staff has indicated that such proposals fall within a company's ordinary business operations because they do not raise significant social policy issues and seek to interject stockholders into matters better left to the expertise and judgment of the company's board or management. While stockholders' views on these matters are import, the actual governing or regulating of alleged conflicts of interest and the details as to when such conflicts may arise in the context of a stock repurchase program are inherently "matters of a complex nature upon which [stockholders], as a group, would not be in a position to make an informed judgment."

For these reasons, Chevron can exclude the 2008 Proposal under Rule 14a-8(i)(7) because the resolution and supporting statement focus on regulating and governing alleged conflicts of interest and employee conduct, generally.

B. Chevron can exclude the 2008 proposal under Rule 14a-8(i)(7) because the resolution and supporting statement focus on conflicts of interest, which are matters subject to Chevron's legal compliance programs.

Also among the types of ordinary business operations proposals that can be excluded under Rule 14a-8(i)(7) are proposals relating to "the general conduct of a [company's] legal compliance programs." The Staff has concurred that companies may exclude proposals on this basis where, for example, the proposal requested that the company:

> (i) create a committee to investigate or insure compliance with applicable laws, rules, and regulations of federal, state, local governments, or compliance with the company's code of ethics (see *Ford Motor Co.* (available Mar. 19, 2007); *The AES Corp.* (available Jan. 9, 2007); *Monsanto Co.* (available Nov. 3, 2005); *Hudson United Bancorp* (available Jan. 24, 2003));
>
> (ii) assess and report on the company's policies and procedures to reduce or eliminate the reoccurrence of government investigations (see *Halliburton Co.* (available Mar. 10, 2006));
>
> (iii) establish a special committee to investigate sales practices and allegations of fraud (see *H.R. Block, Inc.* (available. June 26, 2006));
>
> (iv) report on the company's failure to disclose significant transactions between the company and its executive officers (see *Sprint Nextel Corp.* (available Feb. 15, 2006));
>
> (v) assess and report on the costs, benefits and impacts of the Sarbanes-Oxley Act (see *Bear Stearns Companies Inc.* (available Feb. 14, 2007); *Merrill Lynch & Co., Inc.* (available Jan. 11, 2007));
>
> (vi) report on potential legal liabilities stemming from a proposed merger (see *ConocoPhillips* (available Feb. 23, 2006)); or
>
> (vii) adopt a policy to prevent predatory lending (see *Associates First Capital Corp.* (available Feb. 23, 1999)).

Again, as noted above, when the resolution and supporting statement of the 2008 Proposal are read together it is evident that the principle purpose of the proposed Policy is to regulate or govern the conflicts of interest that Proponent alleges occur if Chevron's senior executives sell or buy Chevron securities while Chevron is conducting a stock repurchase program.

Monitoring or regulating conflicts of interest is a core function of Chevron's legal compliance programs, and, we respectfully submit that such tasks are "so fundamental to management's ability to run [Chevron] on a day-to-day basis that they are not proper subjects for shareholder proposals." Chevron is one of the world's largest publicly-traded integrated energy companies, with operations around the globe. As the Staff is no doubt aware, the energy industry is heavily-regulated and concerns relating to regulation and compliance are central both to Chevron's core competencies as well as its day-to-day operations. In fact, Chevron's ability to produce, distribute and sell energy products in any country requires an extensive understanding of the applicable national, state or provincial and municipal regulations.

As a publicly-traded company Chevron and its senior executives are subject to a host of state and federal and stock exchange regulations respecting transactions in Chevron securities and potential conflicts of interest. Regulation of conflicts of interest lie at the heart of federal securities law provisions respecting insider-trading, officers and directors, public disclosure, related person transactions, and corporate governance. State law (in Chevron's case, Delaware law) imposes numerous statutory and common law fiduciary obligations on Chevron's senior executives that are directed to potential conflicts of interest. The New York Stock Exchange listing requirements address potential conflicts of interests by imposing yet additional requirements respecting corporate governance practices, codes of business conduct and ethics, related party transactions, and other matters.

Consistent with these legal requirements, Chevron proscribes insider trading and has established trading "windows" (specific dates during the year when executive officers, among others, may buy and sell Chevron securities) and "blackout periods" (specific dates during the year when executive officers, among others, may <u>not</u> sell Chevron securities. "Blackout periods" may be imposed on executive officers, among others, at any time when Chevron feels it is either required or prudent to do so. In establishing trading 'windows" and "blackout periods," Chevron's management must carefully consider and balance a variety of factors to ensure that all applicable legal and regulatory requirements are met. In addition, Chevron has established a comprehensive Code of Business Conduct and Ethics that specifically proscribes conflict of interest transactions and Chevron's Board has directed its Audit Committee to periodically review compliance with the Code. The legal compliance programs that Chevron has implemented respecting insider trading and conflicts of interest are designed to ensure that trading in Chevron's securities by its senior executives is conducted in compliance with applicable laws and regulations.

Creating and managing legal compliance programs and conflicts of interest matters is an intricate part of Chevron's day-to-day and ordinary business operations. The programs themselves are intricate and this suggests that Chevron's Board and management, rather than its stockholders, are in the best position to understand and handle such matters. The 2008 Proposal and proposed Policy interfere directly with Chevron's legal compliance programs by seeking to effectively revise and significantly expand the scope of the applicable limitations on trading by executives in Chevron's securities. While we certainly respect stockholders' views on these matters, we respectfully submit that permitting stockholders to interject themselves into Chevron's legal compliance programs in this way would permit stockholders to "micro-manage the company by probing too deeply into matters of a complex nature upon which [they], as a group, would not be in a position to make an informed judgment." The Staff's position, evidenced by the numerous no-action letters cited above, support this position.

For these reasons, the Proposal may be excluded under Rule 14a-8(i)(7) because the resolution and supporting statement focus on conflicts of interest, which are matters subject to Chevron's legal compliance programs.

Conclusion

For the reasons cited above, we respectfully request that the Staff confirm that it will not recommend any enforcement action if the Company excludes the 2008 Proposal from its 2008 definitive proxy materials. If the Staff has any questions with respect to the foregoing, please contact me at 925-842-2796 or Rick E. Hansen at 925-842-2778. We may also be reached by facsimile at 925-842-2846 and would appreciate it if you would send your response to us by facsimile to that number. The Proponent's representative, Charles Jurgonis, can be reached at 202-429-1007.

Please acknowledge receipt of this letter and the enclosures by date-stamping one of the enclosed copies of this letter and returning it to me in the enclosed envelope.

Sincerely yours,

Christopher A. Butner
Assistant Secretary and Counsel

Enclosures

cc Lydia I. Beebe
Charles A. James

EXHIBIT A

AFSCME
We Make America Happen

Committee
Gerald W. McEntee
William Lucy
Edward J. Keller
Kathy J. Sackman
Henry C. Scheff

EMPLOYEES PENSION PLAN

November 13, 2007

VIA Overnight Mail and Telecopier (925) 842-2846
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324
Attention: Lydia I. Beebe, Corporate Secretary

Dear Ms. Beebe:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2007 proxy statement of Chevron (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, the Plan intends to present the attached proposal (the "Proposal") at the 2008 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of 18,556 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Charles Jurgonis at (202) 429-1007.

Sincerely,

GERALD W. McENTEE
Chairman

Enclosure

RESOLVED, that shareholders of Chevron Corporation ("Chevron" or the "Company") urge the compensation committee of the board of directors to adopt a policy (the "Policy") that senior executives be prohibited from selling shares of Company common stock during periods in which the Company has announced that it may or will be repurchasing shares of the Company's common stock (a "Buyback"). The Policy should provide that senior executives may exercise stock options during a Buyback period, provided they continue to hold the shares acquired thereby (net of any shares sold to pay the exercise price) until the Buyback period has expired.

SUPPORTING STATEMENT

Chevron announced a $15 billion common stock buyback program in September 2007, which followed on the heels of three $5 billion repurchase programs that were completed in 2005, 2006 and 2007. Chevron's 10-K covering the year ended December 31, 2006 disclosed that it spent $5 billion repurchasing 79.8 million of its own common shares during that year. Since the December 2005 buyback announcement, Chevron Chairman and CEO David O'Reilly has sold 1,087,200 shares of Company stock.

In our view, allowing senior executives to sell stock during a buyback sends the wrong message to the financial markets. Implicit in a company's decision to repurchase its stock is the notion that management believes that the shares are undervalued and that they are therefore a superior investment to other available opportunities such as expanding operations or making acquisitions. Accordingly, in our view, prohibiting senior executives from selling stock during share buybacks will enhance the credibility of the signal sent by the buyback.

In addition, we believe that prohibiting executive stock sales during buybacks would reduce the conflicts of interest that may lead managers to prefer buybacks to other means of returning cash to shareholders. Audit Integrity, a research firm that focuses on accounting and corporate governance risk, stated in a June 2006 report flagging companies with large insider sales and large buybacks, "Buying stock with one hand while selling it with the other presents a clear conflict of interest." More specifically, a November 2006 article in CFO Magazine noted that senior executives holding options may have an incentive to favor a share repurchase over a dividend because optionholders do not receive dividends and because dividends dilute the value of options.

We urge shareholders to vote for this proposal.

AFSCME®
We Make America Happen

RECEIVED

2008 FEB 12 PM 12: 03

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

EMPLOYEES PENSION PLAN

Committee
Gerald W. McEntee
William Lucy
Edward J. Keller
Kathy J. Sackman
Henry C. Scheff

February 11, 2008

VIA HAND DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal of AFSCME Employees Pension Plan; request by Chevron Corporation for no-action determination

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the American Federation of State, County and Municipal Employees, Employees Pension Plan (the "Plan") submitted to Chevron Corporation ("Chevron" or the "Company") a shareholder proposal (the "Proposal") asking the compensation committee of Chevron's board of directors to adopt a policy prohibiting senior executives from selling shares of the Company's common stock during periods in which Chevron has announced that it may or will be repurchasing shares of common stock.

In a letter dated January 22, 2008, Chevron stated that it intends to omit the Proposal from its proxy materials being prepared for the 2008 annual meeting of shareholders. Chevron argues that it is entitled to exclude the Proposal pursuant to Rule 14a-8(i)(7), as relating to the Company's ordinary business operations. Specifically, Chevron claims that the Proposal is excludable on ordinary business grounds because it deals with (a) regulating and governing alleged conflicts of interest and employee conduct, and (b) the Company's legal compliance programs. Because Chevron has not met its burden of establishing its entitlement to rely on the exclusion, we respectfully urge that its request for relief should be denied.

Rule 14a-8(i)(7) permits a company to omit a Proposal that deals with the "ordinary business operations" of the company. The Commission has explained that its interpretation of the exclusion is designed to keep "tasks that are [] fundamental to management's ability to run the company on a day-to-day basis" out of the hands of shareholders and to prevent shareholders from micro-managing a company "by probing

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, N.W., Washington, D.C. 20036-5687

383/07

too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." (Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"))

Chevron's first objection on ordinary business grounds is that the Proposal focuses on regulating conflicts of interest and employee conduct, which Chevron asserts is ordinary business. As an initial matter, it is important to note that the Proposal would not seek to govern the conduct of ordinary Chevron employees, but instead deals only with senior executive stock sales during buybacks. In this regard, the Proposal differs from the proposals addressing company-wide codes of ethics or codes of conduct on which Chevron relies.

More fundamentally, it is far from clear that the Staff has adopted a blanket prohibition on proposals addressing conflicts of interest on the part of senior management. All but one of the determinations Chevron cites in which exclusion was permitted date from before the Commission's 1998 Release, which reversed its prior position that employment-related matters always constituted ordinary business. Indeed, in Equity Office Properties Trust,[1] a 2003 determination, the Staff declined to allow exclusion of a proposal asking the board to adopt a comprehensive policy regarding related-party transactions—both those involving senior management as well as those involving directors—despite the company's objection on ordinary business grounds.

Chevron also contends that the Proposal is excludable because it concerns the Company's legal compliance programs. Chevron claims that the Proposal would "interfere directly" with those programs, though Chevron does not describe the nature of such interference. Although Chevron may be correct in asserting that shareholders should not involve themselves in the minutiae of tailoring trading restrictions to comply with laws and regulations, that would not be the case here, where the Proposal would simply add a straightforward requirement to those that already exist.

It is clear from its language that the Proposal would not impair the Company's ability to promulgate and enforce trading restrictions necessary to comply with federal or state law, or with listing requirements of the New York Stock Exchange. Indeed, all the Proposal would do is to expand the number of time periods in which senior executives would be precluded from trading to include all times when a buyback is in effect. In that respect, the Proposal differs from those in the determinations Chevron cites, all of which sought to give shareholders a role in shaping decisions regarding legal compliance, such as reducing the reoccurrence of governance investigations, assessing potential legal liabilities, overseeing compliance through a new board

1 Equity Office Properties Trust (publicly available Mar. 28, 2003).

committee and investigating past alleged misconduct.

In sum, the Proposal does not relate to Chevron's ordinary business operations because it focuses on specific conduct of senior management and does not seek to govern employee conduct more generally. Moreover, the Proposal does not interfere with Chevron's ability to comply with its legal obligations, nor does it attempt to substitute shareholders' judgment with respect to the design of the Company's legal compliance programs. Accordingly, we respectfully urge that Chevron's request for relief should be denied.

* * * *

If you have any questions or need additional information, please do not hesitate to call me at (202) 429-1007. The Plan appreciates the opportunity to be of assistance to the Staff in this matter.

Very truly yours,

Charles Jurgonis
Plan Secretary

cc: Christopher A. Butner
Assistant Secretary and Counsel
Fax # 925-842-2846

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 21, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Chevron Corporation
Incoming letter dated January 22, 2008

The proposal urges the compensation committee of the board of directors to adopt a policy that senior executives be prohibited from selling shares of Chevron common stock during periods in which Chevron has announced that it may or will be repurchasing shares of its common stock.

There appears to be some basis for your view that Chevron may exclude the proposal under rule 14a-8(i)(7), as relating to Chevron's ordinary business operations (i.e., policies with respect to the sale of company common stock by senior executives). Accordingly, we will not recommend enforcement action to the Commission if Chevron omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

END